October 15, 2009

BY HAND DELIVERY AND EDGAR

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Virgin Media Inc.
Virgin Media Investment Holdings Limited
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 26, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2009
Filed May 6, 2009
File No. 0-50886 & 333-123959-03

Dear Mr. Spirgel:

We have prepared the following in response to the comments and requests for supplemental information contained in your letter dated October 1, 2009 (the “Comment Letter”) regarding the above referenced filings.

For your convenience, we have included a copy of each Staff comment in italics followed immediately by our response.

Form 10K for the Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis. pages 43-85

1.
Comment: We have reviewed your response to comment two from our letter dated August 3, 2009. The sensitivity analysis you refer to in your response representing the hypothetical impairment amount by which the carrying value would exceed the fair value of the reporting unit is not appropriate and therefore should not be provided. In this regard, please note that if you fail step one of the goodwill impairment test, you are required to perform step two to determine the impairment amount. Please revise in future filings.

Response:   We note your comment and confirm we will revise future filings as requested.

2.
Comment: We note that assuming a hypothetical 10% decline in the fair value of your cable reporting unit at December 31, 2008, the date of your annual impairment test, you would have failed step one of your goodwill impairment test. We also note that you revised your reportable segments as of January 1, 2009. In connection with future goodwill impairment tests, please disclose the following information for each reporting unit with material goodwill at risk of failing step one of the goodwill impairment test:

●	The percentage by which the fair value exceeds its carrying value as of the most recent step-one impairment test
●	Amount of goodwill allocated to the reporting unit
●	Description of key assumptions that drive the fair vale
●	Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect in fair value

Response:  We note your comment and confirm we will revise future filings as requested.  Our next annual impairment review for our Consumer and Business reporting units will be performed as at October 1, 2009 and for our Content reporting unit this has been performed as at June 30, 2009.  Our disclosures to be included in our annual report on Form 10K for the year ended December 31, 2009 will include all of the information requested above for each reporting unit with material goodwill at risk of failing step one of the goodwill impairment test.  This disclosure will also reflect relevant aspects of our response to your comment two from your letter dated August 3, 2009.

In connection with the above, we acknowledge the following;

●	We are responsible for the adequacy and accuracy of the disclosure in our filings;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

●	We may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning these responses, need further supplementary information or if you would like to discuss any of the matters covered in this letter, please  contact me directly at +44 1256 75 4517.

Sincerely
/s/ Robert Gale
Robert Gale
Principal Financial Officer